Filed by Dreyer's Grand Ice Cream, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                Subject Company:  Dreyer's Grand Ice Cream, Inc.
                                                     Commission File No. 0-14190



On June 17, 2002, Dreyer's Grand Ice Cream, Inc held the following media conference call, the transcript of which follows:


                          DREYER'S GRAND ICE CREAM INC.

                             MODERATOR: GARY ROGERS
                                  JUNE 17, 2002
                                  12:00 P.M. MT

Operator:      Ladies and gentlemen, thank you for standing by. Welcome to the
               Dreyer's Grand Ice Cream media conference call. During the presentation, all participants will be in a listen-only mode.
               Afterwards, we will conduct a question-and-answer session. At that time, if you have a question, please press the 1 followed by the 4 on your telephone. As a reminder, this conference is being recorded Monday, June 17, 2002. I would now like to turn the conference over to Mr. Gary Rogers, chairman and chief executive officer, Dreyer's Grand Ice Cream. Please go ahead, sir.

Gary Rogers:   Yes, good morning, everyone, and thank you for tuning in this morning. With me here are our CFO, Tim Kahn, and our general counsel, Mark LeHocky. I'm sure by this time all of you have seen the announcement we made last night, and you know that in our call this morning we'll cover a very significant event in the history of our company, which is a new, broad, strategic alliance with Nestle.

               Over the past years in calls like this and in investor meetings we've shared with you our vision for expanding our leading position in ice cream and in achieving significant profit growth over the coming years. This morning we're talking about a very large strategic leap toward those goals.

               We're not taking this leap by ourselves. We are, as our press release stated, forging a new, much broader alliance with our biggest shareholder, Nestle. This alliance brings together a strong portfolio of brands and two terrific businesses. It also is, we believe, a very attractive transaction for our shareholders.

               Let me describe the key elements of this transaction. There are, in essence, two core parts to the deal. First, we have agreed with Nestle that we will acquire Nestle's U.S. ice cream company, which includes the Nestle novelty and Haagen-

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               Dazs businesses for 55 million shares of newly issued Dreyer's stock. This transaction will increase Nestle's holding in Dreyer's to 67 percent of fully diluted shares.

               Nestle and we expect to realize tremendous synergies from this merger, both in terms of growth opportunities and in cost reduction. In addition, however, the second element of this deal provides very significant benefits to our shareholders. All Dreyer shareholders, excluding, of course, Nestle themselves, will receive the right to sell their stock to the company for $83 a share during special periods beginning on January 1, 2006, and until mid-May 2006. This put-right, which is part of an agreement between Dreyer's and Nestle SA as well as Nestle's U.S. holding companies, will be funded by Nestle.

               In addition, any Dreyer shares outstanding could be called for redemption at $88 per share beginning on January 1, 2007, and until June 30, 2007, again under the same agreement and with funding from Nestle. As part of this deal all current Dreyer shares, with the exception of Nestle shares, will be exchanged on a share-for-share basis for new common stock that will carry these put-in-call features.

               So, again, there are two parts to the transaction -- our acquisition of Nestle's U.S. ice cream business for stock, which gives Nestle a 67-percent ownership in Dreyer's and I should say a commitment from Nestle that until either the put or the calls are exercised, they will own no more than 67 percent resulting in 33 percent of our company being held broadly and the put-in-call features for our other shareholders in 2006 and 2007, respectively, at prices that are at a very significant premium to our current share price.

               It's important for our shareholders to understand that these put-in-call features, including the price, are not in any way contingent on our financial performance or our business condition between now and then. The specific details underlying these transactions and the put in the call are laid out in the various agreements between Nestle SA, Nestle Holdings, and ourselves that we have filed today. So we urge all of you to review those documents carefully.

               Nestle and we have agreed that Dreyer's will continue as a publicly traded company with Nestle ownership, again, remaining at no more than 67 percent until 2006, and our stock will continue to trade on the NASDAQ system.

               Clearly, through the exercises of either the put or the call, Nestle could acquire the remaining Dreyer's stock. It's also possible that after 2006, Dreyer's could continue to operate as a public company. As part of this agreement, Nestle will increase its representation on our board from two to five members, and the board will expand from eight to 10 members. I will continue as the chairman and chief executive officer, and I'm happy to announce that Peter Brabeck-Letmathe, the chief executive officer of Nestle, will join our board as vice-chairman.

               Dreyer's will continue to manage this business with its current team of executives with the exception of our president and my partner, Rick Cronk, who has announced that he will retire at the close of the transaction. Rick will remain on our board as a director. Rick's contribution to our development over the past 25 years is unparalleled. As many know, he's known for generously devoting time and resources to community efforts and especially those that focus on kids. Our new alliance will leave Dreyer's in such a good position that Rick views this as an opportunity for him to explore another path and pursue another of his passions, creating opportunities for kids. So we all wish Rick the best of luck, and we do look forward to his continued participation on our board.

               That's a brief description of the transaction. Naturally, it requires approval by our shareholders and by the regulatory authorities, but we would hope to close it later this year. I've described the transaction -- let me talk a little bit about the why.

               This is, as I said at the beginning, a significant step forward toward the goal we've always had of becoming the preeminent ice cream company in the United States. The combination of our existing brands with Nestle's brands has huge potential, and our strength and expertise in direct storage service will give us the opportunity to significantly expand the availability of a very impressive range of package and novelty ice cream brands in the future. Most importantly, both Nestle and we recognize the strategic advantages that an independent Dreyer's will bring to realizing the synergies and growth potential in this transaction. Together we'll be creating a dream team of the best people, brands, innovation, and distribution in the business.

               In the final analysis, this is the business that's all about consumer delight. This alliance reaffirms our 75-year Dreyer's and Edy's tradition of offering consumers trusted brand and favorite flavors. We'll continue to surprise and delight millions of customers and consumers each year with an even wider assortment of quality products. The addition of Haagen-Dazs, Drumstick, and the other Nestle brands to our portfolio means even more fun choices for our consumers and our retail customers and exciting prospects for continued innovation.

               Thank you for your attention and participation, and we're happy to take any questions you may have.

               Operator, you can open the line to questions if you'd like.

 Operator:     Thank you. Ladies and gentlemen, if you would like to register a question for today's question-and-answer session, you will need to press the 1 followed by the 4 on your telephone. You will hear a three-tone prompt to acknowledge your request. If your question has been answered, and you would like to withdraw your polling request, you may do so by pressing the 1 followed by the 3. If you are using a speakerphone, please pick up your handset before entering your request. One moment, please, for the first question.

               Once again, ladies and gentlemen, if you do have a question, please press the 1, 4 at this time.

               I am showing no questions at this time. Please continue with your presentation or any closing remarks.

G. Rogers:     Well, if there are no questions, we must have communicated well.

Operator:      I'm sorry, Mr. Rogers?

G. Rogers:     Yes.

Operator:      We do have a question now from Janet Adamy with Contra Costa
               Times.  Please go ahead.

G. Rogers:     OK.

Janet Adamy:   Hi, it's Janet Adamy with the Contra Costa Times.  How ya doin',
               Gary?

G. Rogers:     Good morning.

J. Adamy:      Good morning.  Hey, I was just wondering if you could explain a little bit more about the implications of what's going to happen after 2006?

G. Rogers:     Well, it will depend on circumstances. As I've explained,
               our shareholders have what's called a "put" -- the right to sell their share to Nestle at the end of 2005 for $83 a share.
               Depending upon what happens under that put, Nestle may then exercise their call a year later, and it's conceivable that at that time Nestle could own most, if not all, of Dreyer's.

               Now, what happens there forward could take a lot of different models and a lot of different molds. It's interesting if you wanted to look at what Nestle has done with Alcon [sp], for example, recently, and taking the companies they own to 100 percent of and putting part of it back into the public market. That would be one potential model, but we really don't know what happens at that point, but we're just delighted that Nestle has been welling to vest us with the control of this incredible combination of businesses for the next three and a half years.

J. Adamy:      Then I had a follow-up question -- are all the operations going to remain in Oakland then?

G. Rogers:     The headquarters will certainly be in Oakland. The merged
               businesses will be run from here. We have a lot of planning to do in terms of exactly who we located where. The Nestle businesses are currently headquartered in San Ramon, and we've just begun to do our planning and, of course, we've got a process of approvals to go through before any of this becomes real, but the headquarters will certainly remain in Oakland.

J. Adamy:      Do you have any sense of whether it will put more or less jobs in Oakland?

G. Rogers:     I just can't answer that at this point.  It's just hard to know.
               We have a very big integration job to do here. We're building a $2.2 billion company out of two huge pieces, and we're just not sure exactly how that will be staffed and where they'll be located.

J. Adamy:      Thank you very much.

Operator:      The next question comes from Jenny Strausburg with the San
               Francisco Chronicle.  Please go ahead.

Jenny Strausburg: Hi, guys. Janet asked my main question -- that was about
               Bay Area employment and with the San Ramon and Oakland headquarters I wondered also if that would affect overall employment and national employment?

G. Rogers:     Well, I'll give you the same answer.  As in any combination like this, part of the rationale for the acquisition is there are opportunities to run businesses more efficiently, but we really just don't know at this point what that will mean for employment here in the Bay Area or even nationally.

               We have two rapidly growing businesses, so-- we both have been adding employees, and when we bought this business, we had 30 employees, mostly all located here in Oakland and today we have 5,000. I would hope that trend would continue.

J. Strausburg: Mm-hm, and do you have any marketing or concept for-- retail concepts you would like to talk about? Taking advantage of the brand combination, sort of new retail ideas or--

G. Rogers:     Well, you know, we've been creating happier moments for people in this business for 75 years, and that's what we think about. So we're giving people more reasons to celebrate with the addition of Haagen-Dazs and Nestle to our assortment of more than a dozen brands and 160 flavors.

J. Strausburg: Anything in the way of Nestle or Dreyer's stores, though, to take on the Ben and Jerry's market in that way?

G. Rogers:     Well, it's really too early to comment. We may have more to say in a few weeks, but we certainly will continue the tradition of innovation, the tradition of quality, you know, Bill Dreyer invented Rocky Road 75 years ago, and we're still coming out with new concepts, and Nestle has a tradition for doing that, too, so
               I think it's
               a really great combination for consumers, and there will be more and more exciting products in the grocery stores as we go forward.

J. Strausburg: OK, thanks.

Operator:      The next question comes from Christine Malamanig with Bakersfield
               Californian.  Please go ahead.

Christine Malamanig: Hi, my name Christine Malamanig with the Bakersfield
               Californian, and I was wondering, I'm here representing the southern part of the Central Valley. Is there any plan-- or if there are any production plants in the Central Valley, possibly in the Kern County area? Or, if not, is there any plan maybe to bring one?

G. Rogers:     Here at Dreyer's we have two plants in California -- one in the
               Bay Area and one in the Los Angeles area, and the Nestle and Haagen-Dazs businesses have two plants, one located at Tulari
               [sp] and one located in Bakersfield. So we will certainly have a major portion of our manufacturing base here in California, and a big part of it in the Valley.

C. Malamanig:  OK.  So-- I was just wondering if there's any-- with the acquisition, if there's plans to even expand the one that's here in Bakersfield.

G. Rogers:     It's just really way too early for us to know. What we'll do, hopefully, there will be a more efficient way to operate and maybe some of the products that are currently made in one plant can be made more efficiently in another plant or vice-versa, but, again, we're just-- this whole opportunity came together very, very quickly, and it's too early for us to speculate on exactly how we're going to put these businesses together.

C. Malamanig:  OK, well, thank you for your time.

G. Rogers:     You're welcome.

Operator:      Ladies and gentlemen, if there are any additional questions, please press the 1 followed by the 4 at this time.

               The next question comes from Rachel Cohen with Reuters. Please go ahead.

Rachel Cohen:  Hi.  I was actually just wondering, sort of, whose decision it was to wait until 2006 and 2007 and, I guess, why that was made? Was it your decision or Nestle's?

G. Rogers:     Well, as is true in any transaction like this, it was a mutual decision. I can give you just a little background on that. We've been focused on an aggressive strategic plan here. We really haven't had any plans to sell our business or to put our business up for sale, and Nestle, in essence, came along and said we will pay you on the basis that you complete your strategic plan. Our goal has been to earn $3 a share by the year
               2005, so it seemed a natural place to start the conversation, and they gave us a fair multiple on the assumption that we earn that $3 and agreed to pay it at the end of 2005, which was kind of the logical timeframe.

               So even though it's an unusual way of pricing or structuring a business, it did make sense in this particular circumstance.

               I think I can hear your laptop ticking away.

R. Cohen:      Well, thank you, that was my question.

Operator:      Ladies and gentlemen, if there are any additional questions, please press the 1 followed by the 4 at this time.

               I am showing no further questions at this time. Please continue.

G. Rogers:     Well, again, we appreciate your interest. We are heartened by the opportunity that this presents. We are particularly encouraged by the fact that Nestle, the largest food company in the world, has recognized the benefit of us and our independent culture here, and we just couldn't be more delighted that we have this opportunity to build the preeminent ice cream company in the United States.

               So thank you very much for tuning in.  Bye-bye.

Operator:      Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your lines.


This conference call transcript contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties, some of which are contained in filings made by Dreyer's Grand Ice Cream, Inc. ("Dreyer's) with the Securities and Exchange Commission ("SEC"), that could cause actual results to differ materially from those described in the forward-looking statements.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other documents filed by Dreyer's with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained free of charge from Dreyer's by directing a request to 5929 College Avenue, Oakland, California 94618, Attn: Investor Relations.

Dreyer's and its officers and directors may be deemed to be participants in the solicitation of proxies from Dreyer's shareholders with respect to these transactions. Information regarding such officers and directors is included in Dreyer's proxy statement for its 2002 annual meeting of shareholders filed with the SEC on April 8, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or from New December as described above.